August 4, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director

Re:	Retail Ventures, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
Filed April 25, 2008
Definitive (Revised) Proxy Statement on Schedule 14A
Filed May 1, 2008
Form 10-Q for Fiscal Quarter Ended May 3, 2008
Filed June 12, 2008
File No. 001-10767
Dear Mr. Owings:
We have received the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the letter dated July 2, 2008, in connection with the above-captioned filings (the “Comment Letter”).
Our responses to the Staff’s comments in this letter are numbered to correspond to the numbers contained in the Comment Letter. We have included each of the Staff’s comments in italics with our response below each one. In our responses we have noted certain clarifications that we will provide in future filings.
Where we provide proposed revisions to existing disclosure, all deletions are in brackets, all additions are in all capital letters and any revised numbers in tables are bolded. We refer to Retail Ventures, Inc. as “RVI”, “Retail Ventures” or “the Company” and DSW Inc. as “DSW” in our responses.
We respectfully respond to the comments as follows:
Form 10-K for the Fiscal Year Ended February 2, 2008
Item 1. Business, page 5

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 2
H. Christopher Owings, Assistant Director
1.	In future filings please discuss the principal products and services for reportable segments required by Item 101(c)(1)(i) of Regulation S-K.
RESPONSE:
We respectfully advise the Staff that we listed the principal products and services for reportable segments in Item 1, however we note that we did not quantify the percentage of revenue for similar products or services that accounted for 10% or more of the consolidated revenue. We note the Staff’s comments, and in future filings on Form 10-K we will expand our disclosure by identifying those principal products and services which accounted for 10% or more of the consolidated revenue in any of the last three fiscal years as follows:
DSW
Merchandising
DSW separates its merchandise into four primary categories — women’s dress and casual footwear; men’s dress and casual footwear; athletic footwear; and accessories. While shoes are the main focus of DSW, also offered is a complementary assortment of handbags, hosiery and other accessories. THE LARGEST PRINCIPAL CATEGORIES AS A PERCENTAGE OF THE CONSOLIDATED RVI REVENUE FROM CONTINUING OPERATIONS WERE:

	2007	2006	2005
Women’s dress and casual footwear	48.9%	48.2%	47.8%
Men’s dress and casual footwear	11.9%	12.4%	12.8%
Athletic footwear	10.4%	10.5%	10.1%
Filene’s Basement
Merchandising
Designer and Famous Brand Merchandise. Filene’s Basement stores offer designer and famous name brand apparel, home goods and accessories. The merchandise represents a focused assortment of fashionable, nationally recognized men’s and women’s apparel, shoes, handbags and other accessories, fine jewelry, fragrances, giftware and home goods bearing prominent designers’ and manufacturers’ names. Branded merchandise constitutes most of the product line. WOMEN’S APPAREL CONTRIBUTED 9.7%, 9.6% AND 10.1% OF CONSOLIDATED RVI REVENUE FROM CONTINUING OPERATIONS FOR FISCAL YEARS 2007, 2006 AND 2005, RESPECTIVELY.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 3
H. Christopher Owings, Assistant Director
Contractual Obligations, page 45
2.	Based on your current disclosures we would reasonably expect you to have more material construction commitments than $5.8 million. On pages seven and eight you disclose the average new store investment to be $1.6 million, prior to construction and tenant allowances, and you signed leases for 37 new stores to open in fiscal 2008 and 2009 and a new distribution fulfillment center. Please tell us how the tabular obligation amounts take these disclosures into consideration.
RESPONSE:
We respectfully advise the Staff that the average new store investment that is disclosed on pages seven and eight include the total investment in opening a new store of $0.9 million for construction, $0.6 million for inventory and $0.1 million for other pre-opening costs. A lease can be signed a year in advance, while the corresponding construction commitment would not be entered into until approximately twelve weeks before the opening of the store. Although the new distribution center was not yet operational, the construction of the facility was complete as of the 2007 fiscal year end. We respectfully advise the Staff that the $5.8 million in construction commitments would only include the purchase obligations as of the end of the fiscal year for those stores opening in the first quarter of fiscal year 2008. The rent associated with the signed leases for stores not opened is included in the contractual obligations table under the caption “Operating lease obligations.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
3.	Please expand the discussion under this item to include trends, events and uncertainties reasonably likely to have a material impact on the company’s operations. For example, we note the disclosure on pages seven and 13 regarding the company’s plans to open additional DSW and Filene’s Basement stores. Please discuss what impact, if any, the company’s growth plan is expected to have on operations and liquidity. In addition, please discuss whether the current slowdown in the economy is expected to have an impact on the company and its growth strategy. See SEC Release No. 33-8350 (December 29, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm.
RESPONSE:
We respectfully refer the Staff to our discussion on page 13 of the Form 10-K where, in our risk factors we note that “We intend to open at least 30 new DSW stores per year from fiscal 2008 to 2010, which could strain our resources and have a material adverse

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 4
H. Christopher Owings, Assistant Director
effect on our business and financial performance.” In addition, we refer the Staff to our disclosure on page 18, also in our risk factors, where we note that “A decline in general economic conditions, or the outbreak or escalation of war or terrorist acts, could lead to reduced consumer demand for our merchandise.” The Staff’s comment is duly noted and in future filings on Form 10-K and Form 10-Q we will provide expanded disclosure of this nature in the overview section of the MD&A as follows (and update as appropriate):
Key Financial Measures
The Company’s revenues are generated through sales from existing stores and through sales from new stores. In fiscal 2007, DSW opened 37 new stores and closed one store, and Filene’s Basement opened seven new stores and closed two stores. For fiscal 2008, Filene’s Basement plans to open at least one new store and DSW plans to open at least 30 additional stores. During fiscal 2007, Filene’s Basement ceased operations in two stores temporarily due to remodeling, one of which reopened in fiscal 2007 while the other is not expected to reopen until fiscal 2009.
ALTHOUGH CONTINUED EXPANSION COULD PLACE INCREASED DEMANDS ON OUR FINANCIAL, MANAGERIAL, OPERATIONAL AND ADMINISTRATIVE RESOURCES AND RESULT IN INCREASED DEMANDS ON MANAGEMENT, WE DO NOT BELIEVE THAT OUR ANTICIPATED GROWTH PLAN WILL HAVE AN UNFAVORABLE IMPACT ON OUR OPERATIONS OR LIQUIDITY. THE CURRENT SLOWDOWN IN THE UNITED STATES ECONOMY COULD ADVERSELY AFFECT CONSUMER CONFIDENCE AND CONSUMER SPENDING HABITS, WHICH MAY RESULT IN BOTH REDUCED CUSTOMER TRAFFIC AND COMPARABLE STORE SALES IN OUR EXISTING STORES WITH THE RESULTANT INCREASE IN INVENTORY LEVELS AND MARKDOWNS. THESE NEGATIVE ECONOMIC CONDITIONS MAY ALSO AFFECT FUTURE PROFITABILITY AND MAY CAUSE US TO REDUCE THE NUMBER OF FUTURE STORE OPENINGS.
Liquidity and Capital Resources, page 41
4.	We note the disclosure on page 19 that you require strong cash flows from both Filene’s Basement and DSW to support your capital requirements. Please add a discussion under “Liquidity and Capital Resources” addressing the strength of the cash flows from Filene’s Basement and DSW and any trends or uncertainties related to such cash flows. For example, if cash flows from DSW or Filene’s Basement were to decline, disclose whether that would affect the proposed capital expenditures or whether the company believes it has sufficient access to capital to fund such expenditures. See Item 300(a)(1) and (2) of Regulation S-K.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 5
H. Christopher Owings, Assistant Director
RESPONSE:
The Staff’s comment is duly noted, and in future filings on Form 10-K and Form 10-Q, we will expand our disclosures as follows (and update as appropriate):
Liquidity and Capital Resources
Our primary ongoing cash requirements are for debt service plus seasonal and new store inventory purchases, capital expenditures in connection with expansion and remodeling and infrastructure growth, primarily information technology development. The primary sources of funds for these liquidity needs are cash flow from operations and credit facilities. Our working capital and inventory levels typically build throughout the fall, peaking during the winter holiday selling season for Filene’s Basement. For DSW the inventory levels increase relative to the expected sales increase when its customers’ interest in new seasonal styles increases. RVI, DSW AND FILENE’S BASEMENT BELIEVE THAT THEY HAVE SUFFICIENT FINANCIAL RESOURCES AND ACCESS TO FINANCIAL RESOURCES AT THIS TIME. THE CURRENT SLOWDOWN IN THE UNITED STATES ECONOMY COULD ADVERSELY AFFECT CONSUMER CONFIDENCE AND CONSUMER SPENDING HABITS, WHICH MAY RESULT IN BOTH REDUCED CUSTOMER TRAFFIC AND COMPARABLE STORE SALES IN OUR EXISTING STORES. REDUCED SALES MAY RESULT IN REDUCED CASH FLOWS IF WE ARE NOT ABLE TO APPROPRIATELY MANAGE INVENTORY LEVELS OR LEVERAGE EXPENSES.
DSW expects to spend approximately $90 million for capital expenditures in fiscal 2008. DSW’s future investments will depend heavily on the number of stores they open and remodel, infrastructure and information technology programs that they undertake and the timing of these expenditures. In fiscal 2007, DSW opened 37 new stores. DSW plans to open at least 30 stores per year in each fiscal year from fiscal 2008 through fiscal 2010. During fiscal 2007, the average investment required to open a typical new DSW store was approximately $1.6 million, prior to construction and tenant allowances. Of this amount, gross inventory typically accounted for $0.6 million, fixtures and leasehold improvements typically accounted for $0.9 million and pre-opening advertising and other pre-opening expenses typically accounted for $0.1 million.
DSW IS COMMITTED TO A CASH MANAGEMENT STRATEGY THAT MAINTAINS LIQUIDITY TO ADEQUATELY SUPPORT THE OPERATIONS OF THE BUSINESS, ITS GROWTH STRATEGY AND TO WITHSTAND UNANTICIPATED BUSINESS VOLATILITY. WE BELIEVE CASH GENERATED FROM DSW OPERATIONS, TOGETHER WITH CURRENT LEVELS OF DSW’S CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS AS WELL AS AVAILABILITY UNDER THE DSW $150 MILLION REVOLVING CREDIT FACILITY, WILL BE SUFFICIENT TO MAINTAIN DSW’S ONGOING OPERATIONS, SUPPORT SEASONAL WORKING CAPITAL REQUIREMENTS AND FUND CAPITAL EXPENDITURES RELATED TO PROJECTED BUSINESS GROWTH.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 6
H. Christopher Owings, Assistant Director
Filene’s Basement plans to open at least one new store and fully remodel a store and improve its existing distribution facility in fiscal 2008. Filene’s Basement expects to spend $6.5 million for capital expenditures over the next fiscal year. FILENE’S BASEMENT CAPITAL EXPENDITURES WILL BE REDUCED IF FILENE’S BASEMENT IS UNABLE TO OBTAIN THE NECESSARY CAPITAL FROM ITS EXISTING $100 MILLION REVOLVING CREDIT FACILITY OR IF FILENE’S BASEMENT’S OPERATING CASH FLOWS DECLINE.
Consolidated Statements of Shareholders’ Equity, page F-5
5.	Please advise or include a disclosure of your accounting policy for the issuances of subsidiary stock in these consolidated financial statements. See Question 6 of SAB Topic 5.H.
RESPONSE:
We respectfully advise the Staff that Retail Ventures accounts for the sale of stock of DSW as a capital transaction. The Staff’s comment is duly noted, and in future filings on Form 10-K and Form 10-Q, a separate accounting policy will be included as follows:
SALE OF SUBSIDIARY STOCK. SALES OF STOCK BY A SUBSIDIARY ARE ACCOUNTED FOR BY RETAIL VENTURES AS CAPITAL TRANSACTIONS.
Construction and Tenant Allowances, page F-11
6.	Please tell us and expand your policy to explain where you present cash received from the lessor if it is not entirely within operating activities in the cash flow statement. We note the $14 million presented as lease proceeds in the cash flow statement does not account for the entire increase in construction and tenant allowances.
RESPONSE:
We respectfully advise the Staff that cash received from lessors for construction and tenant allowances is reflected within the operating activities section of the cash flow statement. The amount presented as proceeds from lease incentives reflects the cash received for construction and tenant allowances that was received during the fiscal year and used for capital expenditures. The increase in construction and tenant allowances noted on page F-11 includes commitments from landlords that have not yet been received, as well as lease incentives that are not used for capital expenditures. The amount of construction and tenant allowances that were not received as of the end of the fiscal year would be included in the statement of cash flows within the categories change in “Accounts receivable” and the change in “Prepaid expenses and other assets”, both of which are included in the operating activities section.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 7
H. Christopher Owings, Assistant Director
2. Discontinued Operations, page F-14
7.	In view of the guidance in SAB Topic 5:E, 5.Z.4 and FIN 46(R), please tell us in detail how you concluded the legal transfer of the 81% ownership interest in Value City operations and related assets and liabilities resulted in a divestiture and deconsolidation for accounting purposes. Further, tell us in more detail how you concluded the disposed component is properly classified as discontinued operations pursuant to the provisions of paragraph 42 of SFAS 144 and the related guidance in paragraph 11 of EITF 03-13. Please address the following in your response:
•	how you concluded the risks and incidents of ownership have been transferred to the buyer despite the apparent absence of any significant financial investment in the business by the buyer;

•	your understanding as to whether repayment of the debt is dependent on future successful operations of the divested business, and if so, how you were nonetheless able to conclude that the risks and incidents of ownership have been transferred;

•	how you considered the significance of the debt relative to the overall operations of the disposed component, as well as the recourse provisions of the debt and the credit quality of the buyer in determining the proper accounting for this transaction; and

•	how you considered your variable interests in the transferred entity in concluding that deconsolidation is appropriate under FIN 46(R).
RESPONSE:
We respectfully advise the Staff that both the structure of the transaction to dispose of an 81% ownership interest in the Value City business and the probability of a transaction occurring at all were not finalized until after the RVI Form 10-Q for the quarter ended November 3, 2007 was filed on December 13, 2007. During the third quarter of fiscal 2007, RVI performed an impairment analysis in accordance with the guidance in FASB No. 144 at the lowest level of identifiable cash flows, which was a store. Based on the results of those tests, no impairments were deemed necessary for the Value City business.
We respectfully advise the Staff that in evaluating whether or not the disposition of an 81% ownership interest in Value City Holdings, Inc. (“VCHI”) (which owns 100% of Value City Department Stores, LLC (“Value City”)) qualified for discontinued operations treatment, the Company considered the guidance of SAB Topic 5E. In evaluating whether or not there was a transfer of risks and other incidents of ownership we

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 8
H. Christopher Owings, Assistant Director
acknowledged that the amount of payment made by the purchaser of $50,000 could be considered to be a lack of significant financial investment in the business by the buyer. Therefore, we considered other circumstances surrounding the disposition to determine if divestiture and deconsolidation accounting was appropriate. Among the factors considered, RVI looked to the other indicators listed in SAB Topic 5E namely: 1) whether there is debt which constitutes the principal consideration in the sale and if so, is the repayment of the debt dependent on future successful operations of the business; 2) the continued necessity for debt or contract performance guarantees on behalf of the business by the seller and 3) involvement in the continuing operations of the disposed of business by the seller.
At the time of the disposition, Value City had two debt instruments outstanding, excluding capital leases. The first was an intercompany note owed to RVI in the amount of $34.4 million which was forgiven as part of the transaction. The second debt instrument was a revolving credit facility that had outstanding borrowings of $41.5 million. On January 23, 2008, Value City was released from its obligations under the existing revolving credit facility, which included another subsidiary of RVI, and entered into a new revolving credit facility (with the same amount of outstanding borrowings). Neither RVI nor any of its subsidiaries guarantee the new Value City revolving credit facility. The total liability under the capital leases at January 23, 2008 was $27.3 million, and the capital leases were not guaranteed by RVI. Therefore, we determined that factors 1) and 2) noted above would not preclude a transfer of ownership to the buyer.
Lastly, although RVI has a 19% ownership interest in VCHI, RVI does not participate in any management decisions with respect to operating Value City, including any determination of which stores will be closing and which stores will remain open. In addition, RVI is subject to restrictions on the voting rights of the 19% ownership interest (RVI must vote as VCHI directs them on the election of directors, removal of directors and filling any board vacancies), further reducing RVI’s ability to exert any significant influence on operating or financial decisions. RVI agreed to provide or arrange for the provision of certain transition services, principally related to information technology, finance and human resources, to Value City for a period of one year, unless otherwise extended by both parties, however, the transition services do not include any management decisions regarding the operations of Value City. Therefore, we determined that the factor noted in 3) above would not preclude the transfer of ownership to the buyer.
Based on the above facts, RVI concluded that there was a transfer of risks and Value City was appropriately accounted for as a divestiture under SAB Topic 5E.
RVI also reviewed SAB Topic 5.Z.4 to evaluate whether or not the disposition of the 81% ownership interest in Value City met the criteria for discontinued operations treatment. As mentioned above, there are voting restrictions on RVI’s 19% ownership interest in VCHI and RVI does not participate in any management decisions regarding the operations of the Value City business. Therefore, RVI concluded that it is unable to exert

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 9
H. Christopher Owings, Assistant Director
significant influence over the operating and financial policies of Value City and therefore, Value City met the criteria for discontinued operation treatment under SAB Topic 5.Z.4.
In addition, the Company evaluated whether or not Value City had met the criteria to be considered a discontinued operation within the requirements of SFAS 144, including paragraph 42 and the related guidance in paragraph 11 of EITF 03-13. Paragraph 42 lists two criteria for discontinued operations treatment; “(a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.” As previously mentioned, when evaluating the transaction under SAB 5E and SAB 5.Z.4, RVI concluded that it will not have any significant continuing involvement in the operations of Value City.
As previously noted above, RVI will continue to have cash flows associated with Value City for a period of at least one year following the transaction as a result of the transition services that have been agreed to be provided. The agreement provides for the reimbursement to RVI by Value City for the cost of the transition services, but limits the reimbursable amount for the first 90 days at $2.2 million. For the next 90 days, the amounts to be paid for the transition services will be no less than $500,000 per month. The transition services represent a continuation of activities, however, the estimate of the cash inflows from the transition services agreement is not estimated to be significant to the overall cash inflows of RVI. In addition, the cash outflows from RVI associated with providing the transition services are not estimated to be significant to the overall cash outflows of RVI should the disposition not have occurred.
We respectfully advise the Staff that we concluded that RVI does not have significant continuing involvement in the operations of Value City and, with the exception of the immaterial transition services noted above, cash flows of Value City have been eliminated from the ongoing operations of RVI. Thus, we believe that RVI has appropriately treated Value City as a discontinued operation in accordance with FASB No. 144.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 10
H. Christopher Owings, Assistant Director
With respect to the FIN 46(R) analysis, RVI concluded that Value City was a variable interest entity and identified the following variable interests in Value City at the date of disposition (listed in order of seniority):

	Unrelated Parties	RVI
Employee compensation (priority portion)	X
Secured credit facility/letters of credit	X
Capital leases	X
General unsecured creditors (not in order of priority)
Operating leases	X
Guarantors of secured credit facility	X
Trade accounts payable*	X	X
Employee compensation	X
Guarantees including merchandise guarantees**		X
Common stock	X	X

*	RVI portion relates to amounts owed under transition service agreement (balance was zero at the date of the disposition as the agreement began at the time of the disposition).

**	The notional amount of the merchandise guarantees at the date of disposition was $16.6 million. The notional amount of the merchandise guarantees as of the date of this letter is $3.8 million.
RVI qualitatively concluded that it would not absorb a majority of Value City’s expected losses and that it was not Value City’s primary beneficiary under FIN 46(R) given the insignificance of the service agreements, remote likelihood of performance under the merchandise guarantees, and 19% minority equity ownership interest in Value City. Therefore, RVI concluded that it should not consolidate Value City.
After concluding that RVI was not the primary beneficiary of Value City under FIN 46(R), RVI referenced APB No. 18, and concluded that because RVI holds less than 20% of the outstanding stock of Value City, is not entitled to a board seat and is subject to restrictions on its voting rights, RVI cannot significantly influence Value City and should not apply the equity method of accounting for its ownership interest, but should instead use the cost method.
8.	In consideration of your response to the prior comment, please tell us the accounting treatment for the $34.4 million promissory note financing the transfer of Value City in the period prior to disposal and your accounting treatment of the receivable in the period of disposal and subsequent periods. Please also revise your disclosures accordingly to describe this integral aspect of the Value City transaction. See SAB Topic 5.Z.5. Please also disclose how you will measure the uncertainty of collection of and assess the impairment of this receivable in consideration of Value City’s operating results in subsequent periods in your Critical Accounting Policies in MD&A.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 11
H. Christopher Owings, Assistant Director
RESPONSE:
We respectfully advise the Staff that the $34.4 million promissory note issued by RVI to Value City was not issued to finance the transfer of Value City, but rather was issued during fiscal 2006. In conjunction with the disposition of the 81% ownership interest in Value City, Retail Ventures forgave the $34.4 million note receivable from Value City and the related accrued interest of approximately $700,000. The total $35.1 million was included in the loss from the disposition of the Value City operations within the statement of operations.
We respectfully advise the Staff that RVI considered the guidance in SAB Topic 5.Z.5 which discussed that “changes in the carrying value of assets received as consideration in the disposal or of residual interests in the business should be classified within continuing operations.” RVI received only $50,000 in conjunction with the disposition of the 81% ownership interest in the Value City operations, and the value attributed to the 19% retained equity interest was estimated to be zero as of the transaction date. In addition, as RVI’s 19% equity interest is accounted for under the cost method, there will not be any future adjustments to its value.
In future filings on form 10-K and Form 10-Q, the discontinued operations disclosure will be revised to clarify that the note receivable from Value City to RVI was forgiven in conjunction with the sale of the Value City operations as follows (and updated as appropriate):
Included in the fiscal 2007 loss from discontinued operations of $150.7 million is $60.7 million of after-tax net loss for the Value City operations through January 22, 2008 and the loss on the sale of the Value City operations of $90.0 million. The loss on sale of the Value City operations is comprised of $26.6 million for the recording of guarantees, $35.1 MILLION FOR THE WRITE OFF OF THE NOTE RECEIVABLE FROM VALUE CITY TO RVI AND RELATED ACCRUED INTEREST, $13.8 MILLION FOR THE WRITE OFF OF RECEIVABLES FROM VALUE CITY TO RVI, $10.6 MILLION FOR the write off of the remaining investment in the discontinued operations [and], [the balance] $3.8 MILLION was related to the transfer of assets AND $0.1 MILLION FOR THE ISSUANCE OF WARRANTS TO VCHI. See additional information regarding the guarantees within Note 11 to the consolidated financial statements.
11. Commitments and Contingencies, page F-29
9.	Please disclose all guarantees and liabilities provided by Retail Ventures and its subsidiaries, including the pertinent terms and provisions, which are a result of the legal transfer of Value City. See FIN 45.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 12
H. Christopher Owings, Assistant Director
RESPONSE:
The Staff’s comment is duly noted, and in future filings on Form 10-K and Form 10-Q, we will expand our disclosure as follows:
As discussed above, RVI completed the disposition of an 81% ownership interest in its Value City business segment on January 23, 2008. Retail Ventures or its wholly-owned subsidiary, Retail Ventures Services, Inc. (“RVS”), [has] HAD guaranteed [and] OR in certain circumstances may be responsible for certain liabilities of Value City. IF VALUE CITY DECIDES TO DISCONTINUE ITS OPERATIONS OR OTHERWISE NOT PAY CREDITORS WHOSE OBLIGATIONS RVI OR RVS HAD GUARANTEED, RVI MAY BECOME SUBJECT TO VARIOUS RISKS ASSOCIATED WITH SUCH REFUSAL TO PAY CREDITORS OR ANY INSOLVENCY OR BANKRUPTCY PROCEEDINGS.
AS OF FEBRUARY 2, 2008, RVI HAD RECORDED AN ESTIMATED MAXIMUM POTENTIAL LIABILITY OF $26.6 MILLION FOR THE GUARANTEES OF VALUE CITY COMMITMENTS including, but not limited to: amounts owed under certain guarantees with various financing institutions FOR VALUE CITY INVENTORY PURCHASES MADE PRIOR TO THE DISPOSITION DATE OF APPROXIMATELY $14.2 MILLION; amounts owed under guarantees of Value City’s operations OF APPROXIMATELY $2.7 MILLION [regarding] FOR THE AMOUNT OF LEASE OBLIGATIONS FOR certain equipment leases; amounts [owed]RECOGNIZED under certain income tax liabilities OF APPROXIMATELY $4.8 MILLION; amounts owed under certain employee benefit plans OF APPROXIMATELY $2.5 MILLION FOR AMOUNTS THAT MAY BE DUE SHOULD THE PLANS NOT BE FULLY FUNDED AND THE GUARANTEE OF THE AMOUNT OF UNPAID MANAGEMENT FEES FROM VALUE CITY TO VCHI FOR A PERIOD OF ONE YEAR FOLLOWING THE TRANSACTION OF $2.4 MILLION. [and amounts owed by RVS under certain service agreements through which Value City obtains general services or information technology equipment or licenses. As of February 2, 2008, RVI had recorded a liability of $26.6 million for the guarantees of Value City commitments.]
AS THE GUARANTEED UNDERLYING OBLIGATIONS ARE PAID DOWN OR OTHERWISE LIQUIDATED BY VALUE CITY, SUBJECT TO CERTAIN STATUTORY REQUIREMENTS, RVI WILL RECOGNIZE A REDUCTION OF THE ASSOCIATED LIABILITY. IN CERTAIN INSTANCES, RVI OR RVS MAY HAVE THE ABILITY TO REDUCE THE ESTIMATED MAXIMUM POTENTIAL LIABILITY OF $26.6 MILLION FROM RECOVERY OF COLLATERAL HELD BY VALUE CITY. THE AMOUNT OF ANY RECOVERY VALUE IS NOT REASONABLY ESTIMABLE.
13. Segment Reporting, page F-31
10.	You disclose that lease department sales are 12.5% and 10.2% of total net sales in fiscal 2007 and 2006. If leased store locations represent a quantitatively material operating segment please explain how management concluded leased departments in Stein Mart, Gordmans

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 13
H. Christopher Owings, Assistant Director
and Frugal Fannie’s may be aggregated within the DSW store segment. See paragraphs 17 and 18 of SFAS No. 131. For example,
a.	Tell us why you believe these leased departments are so similar to owned and operated stores that you consider them to be the same distribution channel;

b.	Explain how you determined the customers that shop these non-affiliated competitors is the same type or class of customer served by you; and

c.	Explain how owned stores and leased departments share similar long-term financial performance. We note you disclose on page six that lease departments are dissimilar from DSW stores in that DSW pays a percentage of sales as rent and is supported by groups separate from DSW including field operations, merchandising and planning and allocation. Please provide us with financial information to support conclusions regarding quantitative thresholds and economic similarity.
RESPONSE:
We respectfully advise the Staff that the disclosure in the MD&A that states that leased departments represent 12.5% and 10.2% of net sales is specific to the DSW sales and is referencing a percentage of DSW sales, not consolidated RVI sales. The Staff’s comment is duly noted, and in future filings on Form 10-K and Form 10-Q, we will clarify that the percentage is a percentage of DSW sales.
We respectfully advise the Staff that we do not consider the leased departments of DSW as a segment based on paragraph 10 (b) of SFAS No. 131; specifically the leased departments’ operating results are not separately reviewed by the RVI chief operating decision maker to make decisions about how RVI resources are to be allocated or assess the performance of the DSW, Filene’s Basement, or Corporate segments. Therefore, the leased departments are not considered to be an operating segment of RVI.
Exhibits 31.1 and 31.2 — Certifications
11.	We note that the wording in paragraph 4.d. differs from the wording in the certifications in Item 601(b)(31)(i) of Regulation S-K. Please revise to conform to the exact wording set forth in Item 601(b)(31)(i) of Regulation S-K.
RESPONSE:
We note the Staff’s comment, and in future filings on Form 10-K and Form 10-Q, paragraph 4.d. of Exhibits 31.1 and 31.2 will read as follows:

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 14
H. Christopher Owings, Assistant Director
d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s [fourth] MOST RECENT fiscal quarter (THE REGISTRANT’S FOURTH FISCAL QUARTER IN THE CASE OF AN ANNUAL REPORT) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
Definitive (Revised) Proxy Statement
Compensation Discussion and Analysis, page 18
Components of Executive Compensation and the Design of NEO Compensation Programs, page 20
12.	In the first full paragraph on page 20, please explain what you mean by a compensation opportunity “that falls within a reasonable target opportunity range.” For example, please disclose if you determine reasonableness solely in relation to the peer groups or whether you are referring to a reasonable ability of the executive to achieve such compensation. Please discuss the factors considered in making the reasonableness determination.
RESPONSE:
We respectfully advise the Staff that the statement “that falls within a reasonable target opportunity range” refers to a reasonable ability of the executive to achieve such compensation. The factors considered are the prior year’s financial performance, and the known or believed reasons for such results; the known or anticipated business developments or opportunities relating to the selected incentive targets, including the results of the Company’s budgeting process; the determination of goals considered most critical to the Company in the coming year; and, based on these considerations, the selection of challenging but reasonably achievable targets in light of all facts and circumstances.
13.	We note the disclosure in the second paragraph on page 20 that the company’s previous credit facilities limited the amount of equity compensation which resulted in more cash compensation for named executive officers. Please disclose whether the company’s current credit facilities contain similar limitations and whether the company is considering adjusting the compensation mix as a result. In addition, please disclose approximately what percentage of compensation is targeted to be paid in cash and what percentage is paid in equity.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 15
H. Christopher Owings, Assistant Director
RESPONSE:
We respectfully advise the Staff that the Company’s current credit facilities do not contain similar limitations on equity compensation. As a result, during fiscal 2007, the Compensation Committee of the Board of Directors determined to settle all future exercises of stock appreciation rights granted under the 2000 Stock Incentive Plan in the form of common shares, except as prohibited by the individual’s award agreement. The Company did not specifically adjust the compensation mix as a result of the retirement of the limitations on equity compensation, but uses the benchmarking process described on pages 24 and 25 of the Compensation Discussion and Analysis to assess the adjustment of the compensation mix. The Compensation Committee determined not to establish targets for what percentage of compensation is to be paid in cash and what percentage is to be paid in equity, particularly because of the difficulty in determining the effectiveness of equity grants in the first quarter of fiscal year 2008, a time during which the Value City disposition had just occurred and the transition of corporate services to DSW was occurring.
Perquisites, page 24
14.	Please disclose the amount of the perquisite allowance for the CEO as well as the factors that went into determining such amount. Please also explain whether the amount is paid out in cash or as reimbursement for expenses of the CEO. Please give examples of the perquisites such allowance is intended to cover.
RESPONSE:
We respectfully advise the Staff that the annual perquisite allowance for the CEO is $50,000, as set forth on page 37 of the Compensation Discussion and Analysis in the chart under the heading “Cash Perquisite Allowance.” The amount was determined to provide for an amount equivalent to an auto allowance for a Chief Executive Officer and other auto-related expenses and dues to organizations. The amount was established in November, 2004 under the CEO’s employment agreement. The amount is paid in cash.
Other Compensation, page 24
15.	Please disclose whether the compensation committee believes that the option contained in the CEOs employment agreement to have the company purchase the CEO’s residence for his “full investment” plus finishing and construction costs is in line with other competing retail organizations. Please provide an estimated dollar amount of the cost if the CEO should exercise this option.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 16
H. Christopher Owings, Assistant Director
RESPONSE:
We respectfully advise the Staff that the Compensation Committee believes that this residence purchase option, which was established under the CEO’s employment agreement in November, 2004, was important in the recruitment of the CEO. The CEO had relocated and purchased his home in the Boston, Massachusetts area based upon Company requirements while he was the CEO of Filene’s Basement, which is headquartered in the Boston, Massachusetts area, and was concerned that in accepting the position as CEO of RVI he might be required to relocate or otherwise lose some of the value of his Boston, Massachusetts area home. The CEO required the residence purchase option as a condition of accepting the CEO position, and the Committee agreed to this condition given the Board of Directors preference to promote to the CEO position from within the Company as opposed to undertaking a search process for a new CEO. As this decision was based upon individual circumstances, the Compensation Committee did not determine whether this option was “in line with other competing retail organizations.” This cost cannot be reasonably estimated for purposes of this response, because of the need to use market-based real estate home valuation methods as of the time a qualifying event would occur.
Agreements with Key Executives, page 27
16.	Please discuss how the employment agreements, including the salary and target bonus requirements, dovetail with the benchmarking policies of the company.
RESPONSE:
We respectfully advise the Staff that the section of the Compensation Discussion and Analysis which describes employment agreements with key employees (pages 27 to 30) describes the original compensation set forth in the agreements. However, these agreements are evergreen or have automatic extension provisions, and therefore the salary and target bonus numbers set forth in the agreements are adjusted annually pursuant to the process described in the Compensation Discussion and Analysis, pages 20 and 24 to 25 “Components of Executive Compensation and Design of NEO Compensation Programs” and “Benchmarking Executive Compensation Competitiveness”.
Fiscal Year 2007 and Fiscal Year 2008 to date NEO Compensation Decisions and Rationale, page 30
17.	Please disclose why the committee determined to pay the NEOs at levels above the median for a company of its size.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 17
H. Christopher Owings, Assistant Director
RESPONSE:
We respectfully refer the Staff to the disclosure provided in the first paragraph on page 20 of the Proxy Statement, which describes the factors considered in determining the revenue range for comparable market data to be used by the Company. We respectfully refer the Staff to additional disclosures included with the Proxy Statement regarding the reasons for selecting targets above the median which are included on page 20, “to minimize disruption and retain qualified NEOs” and to respond to “unusual business uncertainty associated with the Value City strategic alternative review”; pages 30 to 31, to acknowledge personal performance and the attainment of specific goals by the NEOs, to recognize experience and the demand for leadership during transition and the need to achieve strategic initiatives, and to acknowledge current and expanded responsibilities of the NEOs; and page 34, the explanations set forth in “Appropriateness of NEO Compensation Design and Outcomes”.
18.	We note the disclosure on page 31 that “these agreements and compensation arrangements were reviewed and modified to reflect, as applicable, increased responsibilities, increases in base pay or incentive compensation, and/or grants of additional forms of long term equity.” Please disclose whether these changes occurred for compensation paid in fiscal 2007. In addition, please provide additional detail regarding the changes for each NEO, including quantitative information.
RESPONSE:
We respectfully advise the Staff that RVI executed a Modification to Jed Norden’s Employment Agreement in 2007. The modifications referred to on page 31 are simply those modifications that result from the annual determinations made by the Compensation Committee with respect to compensation arrangements. The changes that occurred in compensation for fiscal year 2007, and any changes for fiscal year 2008 that had occurred as of the date of the Proxy Statement, are reflected in the sections “Fiscal Year 2007 and Fiscal Year 2008 to date NEO Compensation Decisions and Rationale,” “Additional Fiscal Year 2007 Compensation Decisions” and “Fiscal Year 2008 Compensation Decisions” that appear on pages 30 to 34 of the Proxy Statement.
Additional Fiscal Year 2007 Compensation Decisions, page 31
19.	Please disclose the following 2007 cash bonus targets: (i) store level cumulative cash flow target for Value City; (ii) EBIT for Filene’s Basement; and (iii) net income for DSW. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 18
H. Christopher Owings, Assistant Director
discuss further how difficult it will be for named executive officer or how likely it will be for you to achieve the goals or other factors. Please also disclose whether the targets were met, and the amount of any cash bonuses paid to the NEOs.
RESPONSE:
We respectfully advise the Staff that the following targets were established for 2007 cash bonuses: store level cumulative cash flow targets for Value City Department Stores — Minimum, $145.25 million, Target $161.4 million, Maximum $177.53 million; EBIT for Filene’s Basement — Minimum -$6 million, Target -$2.5 million, Maximum $1.5 million; net income for DSW — Minimum $67 million, Target $73.6 million, Maximum $86.4 million. The targets were not met. We respectfully refer the Staff to the disclosure regarding the award of discretionary cash bonuses in 2007, set forth on page 31, which notes that “The Committee recognizes that, in limited cases, the performance goals established with respect to a fiscal year may not appropriately reward our named executive officers for corporate or individual performance and efforts during that year due to various circumstances, such as the development of unforeseen events arising after the performance goals are established or other factors perceived by the Committee as being beyond the control of executives.” This disclosure continues and provides information as to the specific cash bonuses awarded to the NEOs for 2007, on page 32.
Form 10-Q for the Quarterly Period Ended May 3, 2008
7. Long Term Obligations and Warrant Liabilities, page F-12
20.	You disclose on page eight that warrant liabilities are measured at fair value using Level Two inputs. Please explain how the use of an illiquidity factor of 10% is considered to be either a directly or indirectly observable input as the term is defined in paragraph 28 of SFAS No. 157. In your response please also explain and support the degree of the discount employed and your basis in GAAP for including the factor with the typical assumptions used to employ the Black-Scholes model.
RESPONSE:
The illiquidity factor discussed on page F-23 of the 10-K for fiscal year 2007 is part of the calculation of initial value ascribed to the term loan warrants during fiscal 2002 upon issuance of the warrants. During fiscal 2005, the warrants were modified and the illiquidity factor was removed from the valuation.
The Black-Scholes calculation applied after the modification in fiscal 2005 does not include an illiquidity factor. We respectfully refer the Staff to the disclosure on page 29 of the Form 10-Q for the quarter ended May 3, 2008, where the inputs for the calculation as of May 3, 2008 are disclosed as “risk-free interest rate of 2.8%; expected life of 4.1 years; expected volatility of 56.3% and an expected dividend yield of 0.0%.” All

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 19
H. Christopher Owings, Assistant Director
factors used in the Black-Scholes calculation during the first quarter of fiscal 2008 are Level Two inputs and comply with the provisions of SFAS No. 157.
The Staff’s comment is duly noted, and in future filings on Form 10-K, RVI will remove the reference to the assumptions used during fiscal 2002 when the Term Loan Warrants were originally issued.
13. Segment Reporting, page 15
21.	We note you launched DSW.com in the first quarter of 2008. Please tell us how material the e-commerce business activity is in relation to consolidated operations in the fiscal quarter and if it exceeds the quantitative threshold in paragraph 18 of SFAS No. 131. Also tell us and disclose how management concluded on an accounting treatment for this business activity as a segment and the basis for the conclusion. In your response please explain your consideration of the website’s separate distribution channel (i.e. the separate fulfillment center and website) and evidence of a similar long term operating profit with the already established brick and mortar DSW stores.
RESPONSE:
We respectfully advise the Staff that the launch of dsw.com occurred late in the first quarter of 2008 and we do not consider dsw.com as a segment based on paragraph 10 (b) of SFAS No. 131; specifically dsw.com’s operating results are not separately reviewed by the RVI chief operating decision maker to make decisions about how RVI resources are to be allocated or assess the performance of the DSW, Filene’s Basement, or Corporate segments. Therefore, dsw.com is not considered to be an operating segment of RVI.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
22.	We note you disclose on page 23 that jewelry operations at Filene’s Basement recently converted to third party leased departments in the fourth quarter of 2007. Please advise or disclose the accounting treatment and financial information required by SAB Topic 8.A, as applicable.
RESPONSE:
We respectfully advise the Staff that we accounted for the rental income resulting from the jewelry sales operated by a third party within license fees and other income, consistent with the requirements of SAB Topic 8.A. The converted jewelry sales are discussed within the Net Sales section of MD&A because in the prior year they were

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 20
H. Christopher Owings, Assistant Director
included in net sales, and partially support the decline in Filene’s Basement net sales from the first quarter of fiscal 2007 to the first quarter of fiscal 2008. In future filings on Form 10-K and Form 10-Q, we will clarify this explanation as follows:
Filene’s Basement net sales were $100.0 million for the three months ended May 3, 2008, an $8.8 million decline over the comparable period, or 8.1%. The decrease is due to Filene’s Basement closing two stores, one in the first quarter and one in the third quarter of fiscal 2007, resulting in a decrease in net sales of $12.7 million compared to last year.  This decrease was partially offset by an increase in net sales of $5.3 million compared to last year resulting from seven new stores that opened subsequent to February 3, 2007.  Also included in the overall change in sales is a $1.6 million decrease due to Filene’s Basement fine jewelry operations converting to a third-party leased department in the fourth quarter of 2007. FINE JEWELRY IS INCLUDED IN LEASED DEPARTMENT INCOME IN THE STATEMENT OF OPERATIONS IN THE CURRENT YEAR COMPARED TO NET SALES FOR THE PRIOR YEAR.  The merchandise categories of men’s and accessories had comparable sales increases of 1.7% and 6.6%, respectively, while women’s had a comparable sales decrease of 3.3%.  Sales related to off season purchases increased 26.6% which represents 6.7% of comparable net sales.
* * *
          The Staff’s commentary with respect to RVI’s responsibility for the adequacy and accuracy of its disclosures is duly noted. The Company acknowledges the following:
          •    The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
          •    The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          •    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721

United States Securities and Exchange Commission	August 4, 2008
Division of Corporation Finance	Page 21
H. Christopher Owings, Assistant Director
If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300.
Thank you for your assistance with this matter.
Very truly yours,
/s/ James A. McGrady
James A. McGrady, Executive Vice
  President, Chief Financial Officer,
  Treasurer and Secretary

cc:	Julia Davis
Heywood Wilansky

3241 Westerville Road
Columbus, Ohio 43224
Phone: (614) 471-4722
Fax: (614) 473-2721